Exhibit 22.4

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 Legal Fax: (905) 726-7164

March 30, 2011

Dear Shareholder,

I am pleased to invite you to attend Magna's 2011 Annual Meeting of Shareholders on May 4, 2011 at 10:00 a.m. (Toronto time) at the Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada.

The business items which will be addressed at the annual meeting are set out in the notice of annual meeting and the accompanying proxy circular. We encourage you to vote your shares in person, or by phone, fax or internet, as described in the proxy circular. As in prior years, those not attending the annual meeting in person can access a simultaneous webcast through Magna's website (www.magna.com).

As you are aware, 2010 was a year of significant change for Magna. In August 2010, Magna completed the plan of arrangement and related transactions (the "Arrangement") announced in May 2010. The Arrangement, which was approved by over 75% of Magna's disinterested shareholders, represented an historic milestone for Magna as it collapsed the dual-class share structure which had been in place since 1978. In conjunction with the Arrangement, the consulting, business development and business services agreements through which Frank Stronach has provided his knowledge and expertise to Magna and its divisions were amended to extend the expiry date of each agreement to December 31, 2014, after which they will automatically terminate. The fees payable under these agreements will decline each year beginning in 2011 until the agreements terminate on December 31, 2014.

Aside from the Arrangement, Magna has experienced a number of other changes, including:

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  the resignation of Siegfried Wolf as Co-Chief Executive Officer;
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  consolidation of the Chief Executive Officer role in Donald Walker;
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  the resignation of Belinda Stronach as Executive Vice-Chairman;
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  reconstitution of the Nominating Committee of the Board solely with independent directors;
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  commencement of a Board succession process;
  •
  voluntary adoption of a majority voting policy, effective in 2012;
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  revision of Magna's Board and Committee Charters, to effect a number of corporate governance enhancements, such as a mandatory 2/3 Board independence requirement;
  •
  a return to Magna's customary system of executive compensation, including discontinuation of the total compensation adjustments implemented in respect of 2010;
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  reintroduction of Magna's dividend in respect of the first quarter of 2010, followed by three successive quarterly dividend increases;
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  implementation of a two-for-one stock split; and
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  implementation of a normal course issuer bid, primarily to offset the dilution to shareholders arising as a result of stock option exercises.

The Board also oversaw Management's successful efforts to achieve strong financial and operating results. Following the difficult economic and industry conditions during the second half of 2008 and most of 2009, Magna achieved solid profitability during 2010, including improved results in each quarter as compared to the same quarter of 2009.

As a result of the Arrangement, Magna's strong performance, general economic and stock market improvement, the various corporate governance changes and other factors, the price of Magna's common shares increased by 105% on NYSE and 97% on the TSX over the course of 2010, making Magna's common shares one of the top performing stocks on both exchanges.

While there are always challenges in our industry, the Board is proud of the above achievements, all of which have been beneficial to Magna's shareholders. On behalf of the Board, I would like to thank shareholders for your support during 2010.

Additionally, I would also like to thank each of Siegfried Wolf, who left Magna after 15 years of service, Belinda Stronach, who left Magna after 24 years of service, and Franz Vranitzky, who has advised the Board that he will not be standing for re-election in 2011, after serving as an independent director for 14 years. Each has made a significant contribution to Magna over the years.

Finally, there is one further person whom the Board wishes to thank. After almost 40 years as Chairman, Magna's founder Frank Stronach has advised the Board that he will step down as Chairman immediately following this year's annual meeting. This is a significant change in the ongoing evolution of Magna, but we are fortunate to still have the continuing benefits of Frank's insight and advice, including as a member of our Board of Directors.

We look forward to seeing you at the annual meeting.

Sincerely,

/s/ "Mike Harris"

Michael D. Harris
Lead Director